KludeIn I Acquisition Corp.

1096 Keeler Avenue

Berkeley, CA 94708

VIA EDGAR

December 28, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn Mr. Matthew Crispino

Re:	Re: KludeIn I Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed December 1, 2022
File No. 333-265952

Dear Mr. Crispino

KludeIn I Acquisition Corp. (the “Company,” “KludeIn”) “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 9, 2022, regarding the Amendment No. 4 to Registration Statement on Form S-4 submitted to the Commission on December 1, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 4 to Form S-4 filed December 1, 2022

Basis of Presentation and Glossary, page 2

1. We note your response to prior comments 1 and 2. Please explain what the $71.0 million of Permitted Debt represents and how this relates, if at all, to the $100.0 million Financing Agreement. Provide us with the calculations that support the $24.0 million required minimum cash referenced in your response, as well as the calculations that support how the $21.8 million pro forma cash balance under the maximum redemption scenario meets the minimum cash requirement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that $71.0 million of Permitted Debt represents the aggregate of $56.0 million of debt that has been drawn down to date by Near under the $100.0 million Financing Agreement and an additional $15 million of debt that will be drawn down by Near at Closing. The Minimum Cash Condition is defined as the cash and cash equivalents of KludeIn, including funds from the Trust Account prior to the payment of any transaction expenses, less the amount of proceeds available to Near for draw down or which has been drawn down under Permitted Debt, which includes the $100.0 Financing Agreement. Accordingly, approximately $24.0 million of proceeds from the Trust Account will ensure the Minimum Cash Condition is met ($71.0 million of Permitted Debt and $24.0 million of cash proceeds from the Trust Account equal $95.0 million required by the Minimum Cash Condition).

As defined in the Merger Agreement, the Minimum Cash Condition is measured on a gross basis. At the closing of the Business Combination, Near expects to have approximately $11 million cash available. In addition, as noted above, the parties expect approximately $24 million cash proceeds from the Trust Account, and Near expects to draw down an approximate additional $15 million under the Financing Agreement at Closing. As a result, New Near expects to have approximately $49.6 million of cash after Closing. The aggregate transaction expenses of approximately $25 million along with approximately $3.2 million for the note to extend the trust and the related party working capital promissory note will be paid by New Near at Closing. This will result in a pro forma cash balance (which includes outstanding drawdowns under the Financing Agreement), of approximately $21.4 million, which has been reduced from $21.8 million since the prior filing as a result of an additional monthly extension payment, under the maximum redemption scenario and meet the Minimum Cash Condition of $95 million. We have updated the Registration Statement (pages 183 and 188) to clarify this calculation.

Extensions, page 15

2. Please revise to provide appropriate context explaining the Near Extension Note and why Near agreed to make the final two payments of the Extension Funds instead of the Sponsor. Discuss the impetus for this change and disclose any related conflicts of interest.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 16to reflect the circumstances relating to Near’s agreement to make the final two payments of the Extension Funds.

On May 24, 2022, the parties determined that additional time may be needed to complete regulatory review for the proposed Business Combination. The parties agreed that KludeIn should seek approval from its stockholders for an extension of up to six months to close the transaction. It was also determined that, in order to incentivize KludeIn’s public stockholders to support the extension, approximately $0.03 per public share per month should be deposited into the Trust Account for each public share that was not redeemed in connection with the stockholder meeting to approve such extension.

KludeIn initially requested that Near provide extension funding for several reasons, primarily to minimize stockholder concerns about the ability to consummate an extension, because the funding was pre-committed, and more importantly to demonstrate that Near was committed to the Business Combination. Additionally, Near, which had already invested a significant amount time and resources into preparing for a public listing via the proposed Business Combination, believed that the opportunity cost of terminating the proposed Business Combination was higher than the incremental financing to support the extension. As such, Near was willing to loan to KludeIn the cash needed solely to fund $0.03 per public share per month not redeemed, to deposit into the Trust Account, and to be repaid upon the consummation of KludeIn’s initial business combination.

While Near was willing to fund the $0.03 per public share per month, Near’s debt instruments included covenants that prohibited the release of such funds in the form of a loan to KludeIn to be deposited into the Trust Account. Upon discussion and an understanding of the situation, the Sponsor agreed to fund the extension funds. However, once Blue Torch took over as the senior secured lender, Near’s previous lenders’ covenants were no longer applicable. As such, Near was able to, and agreed to, fund the extension funds starting November 2022.

In addition, we respectfully refer the Staff to our disclosure on pages 27, 38, 100 and 125 of the Registration Statement, where we have updated the potential conflict of interest resulting from fact that the Near Extension Note may not be repaid if the Business Combination is not consummated, thus providing additional incentive to Near to consummate the Business Combination.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 50

3. You state here that should the NTA Proposal not be approved, KludeIn would not be permitted to proceed with the business combination. However, we note disclosure elsewhere, such as on page 33, which states if the NTA Proposal is not approved KludeIn will only redeem public shares if their net tangible asset value is at least $5,000,001. Please revise throughout the filing to consistently disclose whether or not the business combination will occur if the NTA Proposal is not approved.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 50, 52, 105, 106 and 181 of the Registration Statement to reflect that unless the NTA Proposal is approved, KludeIn would not be permitted to consummate the Business Combination unless KludeIn has a net tangible asset value of at least $5,000,001 either immediately prior to or upon the closing of the Business Combination.

Risk Factors

KludeIn identified a material weakness in its internal control over financial reporting. If KludeIn is unable to..., page 89

4. You state here that you believe the newly implemented and enhanced controls are operating effectively as of the date of this filing. However, we note from disclosure in Item 4 of your September 30, 2022 Form 10-Q that disclosure controls and procedures were not effective as of that date. Please explain this apparent inconsistency or revise, as necessary.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 90-91 of the Registration Statement.

The NTA Proposal

Reasons for the Amendments, page 105

5. We note that you are now asking KludeIn stockholders to adopt amendments to the Existing Charter that would allow KludeIn to consummate the business combination even if KludeIn will have less than $5,000,001 in net tangible assets. Explain why you are asking stockholders to vote on this proposal now, as opposed to at an earlier time. Additionally, provide a discussion of the related risks for investors and the post-business combination company here and in the risk factors section. Lastly, identify the provisions that KludeIn is relying on in determining that the ordinary shares are not at risk of being deemed a penny stock under Exchange Act Rule 3a51-1.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 105 of the Registration Statement and added a risk factor on page 75 of the Registration Statement.

Additionally, the Company advises the Staff that New Near will not be deemed a penny stock following the Closing under Exchange Act Rule 3a51-1 as Near has had average revenue of at least $6,000,000 for the prior three years.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 186

6. Please revise pro forma footnote (6) to discuss separately the note payable due to the Sponsor and the note payable due to Near and any transactions related to each.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 188 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Near Key Performance Metric - Net Revenue Retention, page 226

7. We note your revised disclosure and response to prior comment 5. However, you continue to refer to this metric as net revenue retention and not pro forma net revenue retention elsewhere throughout the filing, for example on pages 22, 134, 140, 217, etc. Please revise throughout the filing to consistently refer to this measure as pro forma net revenue retention.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 22, 135, 141 and 218 of the Registration Statement.

KludeIn I Acquisition Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 10 - Subsequent Events, page F-52

8. We note that KludeIn and Near entered into a Note Extension Agreement on November 23, 2022 for $686,690. Please revise here to disclose this information, including the amount outstanding under this Agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page F-52 of the Registration Statement.

9. Please tell us whether any additional redeemable common shares have been redeemed since September 30, 2022. If so, tell us how such redemptions are reflected in your pro forma financial statements, and also consider disclosing information about the redemptions here, if material.

The Company respectfully acknowledges the Staff’s comment and notes that on December 19, 2022, the Company filed a definitive proxy statement in connection with a special meeting of its stockholders pursuant to which the Company will seek the approval of its stockholders to extend the expiration of the period in which it must complete a business combination from January 11, 2023 to April 11, 2023. As such, no redeemable common shares have been redeemed since September 30, 2022. However, we have added disclosure in the “Subsequent Events” section on page F-52 of the Registration Statement to reflect the filing of the definitive proxy statement relating to the extension, along with the additional potential redemptions associated therewith.

Near Intelligence Holdings Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 22. Commitments and Contingencies, page F-128

10. Please tell us your consideration to include a discussion in your financial statement footnotes about the Near GmbH patent infringement matter that began in July 2022. In this regard, address whether there is at least a reasonable possibility that a loss or an additional loss may have been incurred, and whether you are able to reasonably estimate the loss or range of loss. Refer to ASC 450-20-50-4.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page F-128.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Benjamin Reichel at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mini Krishnamoorthy
Mini Krishnamoorthy, Chief Financial Officer
KludeIn I Acquisition Corp.

cc: Ellenoff Grossman & Schole LLP

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